RADICA(R) GAMES LIMITED
                           REPORTS TWO MONTHS RESULTS
                   FOR THE STUB PERIOD ENDED DECEMBER 31, 1998

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 4TH, 1999                                   PRESIDENT & COO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     EXECUTIVE VP & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADAF) reported today 2 month results for the stub period ended December 31, 1998. The stub period is being reported as a result of Radica's decision to change its fiscal year end from October 31 to December 31 in accordance with industry practices. Fully diluted earnings per share were 29 cents for the two month stub period ended December 31, 1998 compared to 27 cents for the same period in 1997.

Total revenues for the two months ended December 31, 1998 were $21.1 million, increasing 22% from $17.3 million for the same period in 1997.

For comparative purposes the Company has provided restated numbers for the twelve month and three month periods ended December 31, 1998. For the three months ended December 31, 1998, fully diluted earnings per share were $0.85 and revenues were $47.4 million. This equated to 30.8% earnings per share growth and 31.1% revenue growth. For the twelve months ended December 31, 1998 total revenues were $159.4 million increasing 65.5% from $96.3 million for the same period in the prior year and earnings per share were $2.41 per fully diluted share versus $1.55 per fully diluted share in calendar 1997.

"AS WE ENTER OUR NEW FISCAL YEAR WE ARE EXTREMELY EXCITED ABOUT THE PROSPECTS FOR OUR RANGE OF 1999 PRODUCTS. WE FEEL THAT THIS IS OUR STRONGEST OFFERING YET. ALREADY BOTH THE GIRL TECH(TM) LINES AND THE NEW TRAVEL GAMES ARE PROVING THEIR WORTH AT THE STORES AND WE HAVE MANY NEW PRODUCTS TO COME INCLUDING
BUCKMASTERS(R) DEER HUNTIN'(TM) WHICH COMMENCED SHIPPING IN JANUARY," said Bob Davids, Chief Executive Officer.


     THE FOREGOING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER
     MATERIALLY  FROM  PROJECTED  RESULTS.  FORWARD-LOOKING  STATEMENTS  INCLUDE
     STATEMENTS ABOUT EFFORTS TO ATTRACT OR PROSPECTS FOR ADDITIONAL OR INCREASED BUSINESS, NEW PRODUCT INTRODUCTIONS AND OTHER STATEMENTS OF A NON-HISTORICAL NATURE. ACTUAL RESULTS MAY DIFFER FROM PROJECTED RESULTS DUE TO VARIOUS RISK FACTORS, INCLUDING RISKS OF MANUFACTURING IN CHINA, DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS, AND DEPENDENCE ON MAJOR CUSTOMERS, AS SET FORTH IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER

     31, 1998, AS FILED WITH THE SECURITIES AND EXCHANGE  COMMISSION.  SEE "ITEM
     1. DESCRIPTION OF BUSINESS -- RISK FACTORS" IN SUCH REPORT ON FORM 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ - RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "WWW.RADICAGAMES.COM" and about Girl Tech at "WWW.GIRLTECH.COM".


                                    -- END --

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS


(US DOLLARS IN THOUSANDS,                   TWO MONTHS ENDED            THREE MONTHS ENDED           TWELVE MONTHS ENDED
EXCEPT PER SHARE DATA)                        DECEMBER 31,                  DECEMBER 31,                 DECEMBER 31,
                                       --------------------------  --------------------------   --------------------------
                                           1998          1997          1998          1997           1998          1997
                                       ------------  ------------  ------------  ------------   ------------  ------------
                                        (unaudited)   (unaudited)   (unaudited)   (unaudited)    (unaudited)   (unaudited)
REVENUES:
Net sales                               $   21,071   $    17,320   $    47,373   $   $36,126    $   159,369   $    96,283
Cost of sales                              (10,717)       (7,855)      (23,483)      (14,596)       (73,438)      (43,877)
                                       ------------  ------------  ------------  ------------   ------------  ------------
Gross profit                                10,354         9,465        23,890        21,530         85,931        52,406
                                       ------------  ------------  ------------  ------------   ------------  ------------

OPERATING EXPENSES:
Selling, general and
administrative expenses                     (3,657)       (3,013)       (6,949)       (6,130)       (28,432)      (15,607)
Research and development                      (730)         (320)       (1,165)         (774)        (4,120)       (2,120)
Acquired research and development                 -            -             -             -         (1,500)             -
Depreciation and amortization                 (612)         (287)         (955)         (430)        (3,748)       (2,307)
                                       ------------  ------------  ------------  ------------   ------------  ------------
Total operating expenses                    (4,999)       (3,620)       (9,069)       (7,334)       (37,800)      (20,034)
                                       ------------  ------------  ------------  ------------   ------------  ------------

OPERATING INCOME                             5,355         5,845        14,821        14,196         48,131        32,372

OTHER INCOME                                   471           163           672           124          1,115         1,041

SHARE OF LOSS OF
AFFILIATED COMPANY                            (120)          (33)         (158)          (55)          (421)         (174)

NET INTEREST INCOME                            289           220           421           407          1,965         1,066
                                       ------------  ------------  ------------  ------------   ------------  ------------

INCOME BEFORE INCOME TAXES                   5,995         6,195        15,756        14,672         50,790        34,305

(PROVISION)/CREDIT FOR INCOME TAXES           (176)          (74)        1,290         (169)            164          (255)
                                       ------------  ------------  ------------  ------------   ------------  ------------

NET INCOME                             $     5,819   $     6,121   $    17,046   $    14,503        $50,954   $    34,050
                                       ============  ============  ============  ============   ============  ============

EARNINGS PER SHARE-BASIC:

Net earnings per share                 $      0.31   $      0.29   $      0.90   $      0.69          $2.56   $      1.64
                                       ============  ============  ============  ============   ============  ============

Average number of shares outstanding    18,883,455    20,892,061    18,931,205    20,880,173     19,904,105    20,796,461
                                       ============  ============  ============  ============   ============  ============

EARNINGS PER SHARE-ASSUMING
DILUTION:

Net earnings per share and dilutive
potential                              $      0.29         $0.27   $      0.85         $0.65    $      2.41   $      1.55
common stock

Average number of shares and dilutive
potential common stock outstanding       20,094,489    22,353,638    20,085,120    22,336,621     21,116,296    21,900,202
                                       ============  ============  ============  ============   ============  ============

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS


(US DOLLARS IN THOUSANDS, EXCEPT             DECEMBER 31,   OCTOBER 31,
SHARE DATA)                                  ------------   -----------
                                                 1998          1998
                                             ------------   -----------
                                              (unaudited)

CURRENT ASSETS:
Cash and cash equivalents                    $     47,527   $    33,141
Accounts receivable, net of                        14,860        33,249
     allowances for doubtful accounts
     of $446 ($466 at Oct. 31, 1998)
     and estimated customer returns of
     $1,077 ($1,375 at Oct. 31, 1998)
Inventories, net of provision of                   20,294        21,534
$2,437 ($2,414 at Oct. 31, 1998)
Prepaid expenses and other current                  1,796         1,126
assets
Deferred income taxes                               3,754         4,545
                                             ------------   -----------

     Total current assets                          88,231        93,595
                                             ------------   -----------

INVESTMENT IN AFFILIATED COMPANY                      703           823
                                             ------------  ------------

PROPERTY, PLANT AND EQUIPMENT, NET                 16,500        16,093
                                             ------------   -----------

INTANGIBLE ASSETS, NET                              2,750         3,000
                                             ------------   -----------

DEFERRED INCOME TAXES, NONCURRENT                       6            10
                                             ------------  ------------

     TOTAL ASSETS                            $    108,190   $   113,521
                                             ============   ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
Accounts payable                                    9,411        14,164
Accrued payroll and employee benefits               2,688         3,510
Accrued expenses                                    8,204        13,943
Income taxes payable                                2,152         2,065
                                             ------------   -----------

     TOTAL CURRENT LIABILITIES                     22,455        33,682
                                             ------------   -----------

SHAREHOLDERS' EQUITY:
Common stock par value $0.01 each,                    189           189
     100,000,000 shares authorized,
     18,896,694 shares outstanding
     (18,864,294 at Oct. 31, 1998)
Additional paid-in capital                          9,382         9,298
Retained earnings                                  76,215        70,396
Cumulative translation adjustment                     (51)          (44)
                                             ------------   -----------

     TOTAL SHAREHOLDERS' EQUITY                    85,735        79,839
                                             ------------   -----------

     TOTAL LIABILITIES AND                   $    108,190   $   113,521
     SHAREHOLDERS' EQUITY                    ============   ===========